UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 20, 2020

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated April 17, 2020, regarding the change in Management (Marketing).

Istanbul, April 17, 2020

Announcement Regarding the Change in Management (Marketing)

Ömer Barbaros Yiş, who has been serving as the Executive Vice President of Marketing of our Company, has decided to resign from his position, effective as of April 17, 2020. We thank Mr. Yiş for his valuable contributions to our Company, and wish him every success in his future career.

Fatih Alper Ergenekon, who has been serving as Strategy Director in our Company, in addition to his existing role, will serve as the acting Executive Vice President of Marketing.

Fatih Alper Ergenekon received his Bachelor’s degree in Industrial Engineering from the Middle East Technical University in 1996. He started his professional career as a project manager at OTA NGO, Berlin, Germany in 1996. He worked as a consultant at I-BIMSA, İstanbul between 1997-2000. After getting his Master of Business Administration degree from the University of Rochester, New York, USA in 2002, he worked as a Senior Marketing Specialist at FedEx, Memphis, Tennessee, USA between 2002-2005. He joined the Marketing Department at Turkcell in 2005 and was appointed as Marketing Manager in 2006 and Marketing Director in 2010. He has been serving as Strategy Director since September 2018.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 20, 2020	By:	/s/ Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Treasury & Capital Markets Management Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 20, 2020	By:	/s/ Osman Yılmaz
	Name:	Osman Yılmaz
	Title:	Chief Financial Officer